Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïOTCQB: KBXMF

NEWS RELEASE

Kobex Minerals announces Director and Executive Resignations

Vancouver, BC – June 14, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX.V:KXM, OTCQB:KBXMF) – announces the resignation of Mr. Jim O’Rourke as a Director.  The Company also announces the resignation of Mr. Alfred Hills as President and Chief Executive Officer.  As disclosed previously Mr. Hills has informed the Company he will not stand for re-election at the Company’s upcoming annual general and special meeting to be held on July 8, 2013.  Mr. Hills will continue as a Non-Executive Director of the Company until that date.

The Company wishes to thank Mr. Hills and Mr. O’Rourke for their contributions to Kobex and wish them success in their future endeavours.

For further information contact:
Kobex Minerals Inc.
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Geoffrey Bach”
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Geoffrey Bach, CFO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.